EXHIBIT 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Jackson Hewitt Inc.	Virginia
Tax Services of America, Inc.	Delaware
Hewfant, Inc.	Virginia
Jackson Hewitt Corporate Services Inc.	Delaware
Jackson Hewitt Technology Services LLC	Delaware